Media release
Rule 12g3-2(b) File No. ~~82-5190~~
82-34643

RECEIVED

2007 JUN 11 A 7:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, June 6, 2007 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated June 5, 2007, on May 30, 2007, said institution held a total of 48.818 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 685 973 registered shares (33.134 %)
- 239 253 770 call options (15.684 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Sc

JW 6/11

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

oerlikon

Media release

Rule 12g3-2(b) File No. 82-5190

CHF 2.5 billion Credit Facility secured with Citigroup

Pfäffikon SZ, June 8, 2007 **– OC Oerlikon Corporation AG, Pfäffikon has secured a CHF 2.5 billion Syndicated Credit Facility via Citigroup Global Markets Limited. The facility is split into term and revolving facilities and will be used to refinance existing indebtedness (mainly due to the recent acquisition of Saurer AG) and for general corporate purposes. A bank meeting was held in Zurich last Friday, June 1, for potential sub-underwriters.**

The facility represents Oerlikon's debut facility in the European syndicated loan market. "This presents true evidence of Oerlikon's operational performance and its long term growth prospects", says Dr. Uwe Krüger, CEO of Oerlikon.

Georg Stumpf, Chairman of Oerlikon says: "Oerlikon has won Citigroup, one of the strongest banks in the world to support its future activities. We are proud about Citigroup's view on Oerlikon's business, which we deem as affirmation of Oerlikon's strategy and achievements."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Investor Relations
Phone +41 58 360 96 05	Phone +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

END